Exhibit 99.5

SEQUANS COMMUNICATIONS

Société anonyme au capital de 2 412 066.04 euros

Siège social: Les Portes de la Défense, 15-55 boulevard Charles de Gaulle - 92700 COLOMBES

RCS Nanterre 450 249 677

BSA 2020-2 (Warrants) Issuance Agreement

(1) SEQUANS COMMUNICATIONS

(2) THE HOLDERS OF BSA 2020-2

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Summary

PREAMBLE: PRESENTATION OF THE ISSUANCE AGREEMENT

Title 1.	SUBSCRIPTION AND FEATURES OF BSA 2020-2

	Article 1.	Holders of BSA 2020-2
	Article 2.	Grant and subscription of BSA 2020-2
	Article 3.	Features and period of validity of BSA 2020-2 – Vesting period — Conditions of exercise
	Article 4.	Cessation of Holder’s contractual relationship with Sequans Communications or one of its subsidiaries
	Article 5.	Setting of the Exercise Price for shares covered by the BSA 2020-2

Title 2.	RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

	Article 6.	Suspension of the rights to exercise the BSA 2020-2
	Article 7.	Conditions of exercise of BSA 2020-2
	Article 8.	Delivery and form of shares
	Article 9.	Rights and availability of shares

Title 3.	REPRESENTATION OF HOLDERS – PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

	Article 10.	Representation of Holders
	Article 11.	Protection of Holders – Rights of the Company
	Article 12.	Binding effect – Term – Jurisdiction

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WHEREAS

In order to reward its business partners (consultants, advisers...) (hereinafter the “Beneficiaries”), Sequans Communications wishes to set up a system enabling them to share in its growth.

This BSA 2020-2 warrants plan is a mechanism by which Sequans Communications offers the Beneficiaries the possibility of subscribing for warrants (hereafter referred to as “BSA 2020-2”) at a set price; the exercise of each BSA 2020-2 allows the purchase of a new ordinary share during a certain period, at a price set on the date the BSA 2020-2 are issued, and that remains fixed during the entire period. In this way, the Beneficiaries participate in Sequans’ performance through the changes in share value, even before they become shareholders by exercising the BSA 2020-2 to purchase shares. This mechanism is governed, in particular, by the provisions set forth under article L.228-91 of the French Commercial Code.

In a decision taken on 26 June 2020, a combined general shareholders’ meeting voted in favour of the principle of issuing BSA 2020-2, with a unitary warrant subscription price of 0.01 Euro, which could give rise to the issuance of a maximum of 5,000,000 new ordinary shares with a unitary par value of EUR 0.02.

This combined general shareholders’ meeting has defined the conditions of setting of the exercise price for the ordinary shares which would be issued upon exercise of each BSA 2020-2 and decided that this price would be equal to the closing price of the Sequans Communications share (ADS) listed on the New York Stock Exchange (NYSE), on the date of the granting of said BSA 2020-2, adjusted to reflect the then current ratio of shares per ADS.

In addition, this decision delegated to the Board of Directors the authority to issue such BSA 2020-2, on one or more occasions, including the authority to determine the holders and the number of BSA 2020-2 to be issued and the exercise conditions. Furthermore, the Board of Directors was delegated the authority to increase share capital, subject to certain restrictions, by a maximum amount equal to the total number of BSA 2020-2 issued, to record the successive increases in share capital as a result of the exercise of the BSA 2020-2, and to carry out all formalities required as a result thereof.

Pursuant to the aforesaid delegation of power, the Board of Directors has defined, at a meeting held on 29 June 2020, the terms and conditions of the BSA 2020-2 (Warrants) Issuance Agreement (the “Issuance Agreement”) governing BSA 2020-2.

THE PARTIES AGREE AS FOLLOWS:

Title 1. SUBSCRIPTION AND FEATURES OF BSA 2020-2

Article 1. Holders of BSA 2020-2

The Holder is a physical person or legal entity having an effective contractual relationship – on the basis of a services contract duly signed—with Sequans Communications at the date an offer of subscription of BSA 2020-2 is made pursuant to this Issuance Agreement.

Holders are approved by the Company’s Board of Directors.

Article 2. Grant and subscription of BSA 2020-2.

The BSA 2020-2 offered to the Holders shall be subscribed at the price of 0.01 Euro per BSA 2020-2, price which shall be paid on subscription, either by means of a payment in cash or by way of a set-off with a debt owed by the Company to Holder.

The number of BSA 2020-2 granted to each Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman or his delegate (including the Company’s on-line equity plan administrator); the subscription of such BSA 2020-2 shall be done no later than 7 days from the receipt of the aforesaid letter, by returning to the Company

(i)	a copy of this Issuance Agreement,

(ii)	a copy of the Individual Letter of Notification, and

(iii)	the BSA subscription form duly signed

being specified that all such copies shall be duly executed by the Holder who acknowledges that the Individual Letter of Notification is part of these Issuance Agreement. Alternatively, the acknowledgement can be accomplished by responding to the electronic acknowledgement request from the Company’s on-line equity plan administrator.

FAILURE TO COMPLY WITH THIS MAJOR FORMALITY WITHIN THE APPLICABLE PERIOD – EXCEPT IN THE EVENT OF FORCE MAJEURE—SHALL RENDER THE BSA 2020-2 ISSUED IMMEDIATELY AND AUTOMATICALLY NULL AND VOID.

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Article 3. Features and period of validity of BSA 2020-2 – Vesting period — Conditions of exercise

BSA 2020-2 are valid for a period of 10 years as from the time they are granted by the Board of Directors, and provided they are subscribed for by the Holder.

BSA 2020-2 may only be exercised within the aforementioned maximum period of 10 years; any BSA 2020-2 not exercised by the expiry of such period shall automatically become null and void.

BSA 2020-2 vest immediately and shall be exercisable from the date of their subscription by the Holder.

Exercising a BSA 2020-2 entitles the Holder to purchase one new ordinary share with a par value of EUR 0.02 (hereafter a “Share”) in consideration of the payment of the Exercise Price described in Article 5.

This number of shares cannot be modified during the BSA 2020-2 period of validity, except in the event of an adjustment in the Exercise Price—as defined under article 11 below—in accordance with the requirements provided by law.

Article 4. Cessation of Holder’s contractual relationship with Sequans Communications or one of its subsidiaries—Exceptions

In the event of a termination, anticipated or not, of the Holder’s services contract with Sequans Communications or one of its subsidiaries, regardless of the reason, the Holder retains the right to exercise BSA 2020-2, provided that such Holder exercises such vested BSA 2020-2 within a period of ninety (90) days following the aforesaid termination.

After the expiry of such period, the Holder shall lose any and all rights with regard to unexercised BSA 2020-2 which shall be null and void.

Notwithstanding the above and in the event of :

•

death of the Holder, his heirs or beneficiaries shall have a period of 6 months to exercise vested BSA 2020-2. After the expiry of this 6-month period hereinabove, said heirs or beneficiaries shall lose all rights with regard to unexercised BSA 2020-2,

•

2nd and 3rd category disability, within the meaning of article L.341-4 of the French Social Security Code—or an equivalent foreign social security regime—Holders may preserve their right to exercise their BSA 2020-2 which are vested and exercisable, but they will remain subject to the other conditions of this Plan.

Article 5. Setting of the Exercise Price for shares covered by the BSA 2020-2

The Exercise Price for Shares to be issued pursuant to an exercise of the BSA 2020-2 is set at the closing price of the Sequans Communications share (ADS) listed on the NYSE, adjusted to reflect the then current ratio of shares per ADS, on the grant date of such BSA 2020-2.

This price is mentioned in the Individual Notification Letter, price which may not be changed during the BSA 2020-2 period of validity, except in the event of adjustments in accordance with statutory and regulatory requirements.

The Exercise Price is set in USD per share; the counter value in Euros shall be determined on the exercise date of the BSA. The par value of each share is EUR 0.02.

Title 2. RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6. Suspension of the rights to exercise BSA 2020-2

If necessary, the Board of Directors may suspend the right to exercise the BSA 2020-2. In particular, a suspension may be ordered whenever a transaction concerning Sequans Communications’ share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, Sequans Communications shall inform the Beneficiaries of the BSA 2020-2, indicating the date of the suspension and the date on which the right to exercise BSA 2020-2 will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a BSA 2020-2 expires during a period in which rights are suspended, the period for exercising the BSA 2020-2 shall be extended by the length of the suspension period.

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Article 7. Conditions of exercise of BSA 2020-2

All requests for exercising BSA 2020-2, documented by the signature of an exercise certificate specific to this BSA 2020-2 Issuance Agreement, shall be sent to Sequans Communications, and shall be accompanied by a cheque made out to the Company’s order in an amount corresponding to the number of Shares subscribed multiplied by the Exercise Price, considering that such shares must be fully paid up in cash at the time of exercise, except the case of settlement of the Exercise Price by way of a set-off with a debt.

If the Holder has been registered in the on-line equity management system established by the Company, exercise of BSA 2020-2 shall take place in accordance with the process manual provided to the Holder and/or available from the Company’s human resources department.

Failure to fully pay the Exercise Price renders the exercise null and void.

Article 8. Delivery and form of shares

Shares acquired by exercising BSA 2020-2 are registered in the books of Sequans Communications as registered shares.

Article 9. Rights and availability of shares

The Shares shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to ordinary shares as from the date the increase in share capital is completed.

However, since the Shares in the form of ADSs are listed for trading on the New York Stock Exchange and in order to avoid any insider trading risk, Holders shall comply with the Insider Trading Compliance Policy of the Company, available on the Company’s intranet and website, and/or from the human resources department.

Title 3. REPRESENTATION OF HOLDERS – PROTECTION –

AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10. Representation of Holders of BSA

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of BSA 2020-2 are grouped into a body with legal personality protecting their joint interests (the “masse”). General meetings of Holders may meet at the registered office or in any other location of the department of the registered office or of bordering departments.

The masse will appoint one or more representatives of the body, if requested by the Board of Directors. The representative(s) of the masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his duties.

Article 11. Protection of Holders – Rights of the Company

11.1

Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

11.2

During the entire period of validity of the BSA 2020-2, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of BSA 2020-2. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly complies with applicable legal and/or regulatory provisions.

11.3

Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take either of the measures relating to the protection and adjustment of the rights of Holders as provided for under paragraphs 1°, 2° or 3° of Article L. 228-99 of the French Commercial Code.

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11.4

The Issuance Agreement and the conditions for the grant, subscription or exercise of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 12. Binding effect – Term – Jurisdiction

12.1	The Holders are automatically subject to this Issuance Agreement through the subscription of BSA 2020-2.

12.2

This Issuance Agreement becomes effective on the date of effective subscription of the BSA 2020-2 and ends on the first of the following dates: (a) the expiry date of the BSA 2020-2, (b) the date on which all the BSA 2020-2 have been exercised or forfeited. In addition, it will cease to be binding on each BSA 2020-2 Holder on the date on which such holder ceases to hold any BSA 2020-2.

12.3

This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the BSA 2020-2 will be referred to the relevant court of the district of the Cour d’appel (Court of Appeal) of the registered office of the Company.

Executed in two (2) copies

SEQUANS COMMUNICATIONS	__________________________

M.__________________________	__________________________

(the “Holder””)

(The Holder shall initialize each page, sign the last page and write down: “read and approved”)

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